SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 65)*

                                   VALHI, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905 10 0
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    92,739,554
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     92,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      92,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   103,630,563
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    103,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      103,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   106,513,263
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,513,263

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,513,263

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      92.5%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No. 918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          3,383
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   108,228,263
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           3,383

                               10     SHARED DISPOSITIVE POWER

                                                    108,228,263

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,383

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 65
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 4, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background

         Item 2(a) is amended and restated as follows.

         (a) This Statement is filed (i) by Valhi Group, Inc. ("VGI") and National City Lines, Inc. ("National") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), by NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of his positions with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         VGI, National and Contran are the direct holders of approximately 80.6%, 9.5% and 2.1%, respectively, of the 115,118,917 Shares outstanding as of November 20, 2002 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 1.4% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.4% of the Outstanding Shares. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such Shares and
(iii) may be deemed the indirect beneficial owner of such Shares. The description of the CDCT No. 2 is qualified in its entirety by reference to the copy of the Amended and Restated Contran Deferred Compensation Trust No. 2 Agreement between Contran and U.S. Bank National Association filed as Exhibit 1 to Amendment No. 64 to this Statement, which agreement is incorporated herein by reference.

         The Combined Master Retirement Trust, a trust the Company formed to permit the collective investment by trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt (the "CMRT"), directly holds approximately 0.1% of the Outstanding Shares. The Company established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and chairman of the board of the Company.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in the Shares held by the CMRT.

         The Company and Tremont Corporation ("Tremont") are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL Industries, Inc. ("NL") and together may be deemed to control NL. Tremont Group, Inc. ("TGI"), NL and the Company are the holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of common stock of Tremont and together may be deemed to control Tremont. The Company and NL are the direct holders of approximately 80.0% and 20.0%, respectively, of the outstanding common stock of TGI. Together the Company and NL may be deemed to control TGI. Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, chairman of the board of NL and a director of Tremont.

         Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 Shares and 1,186,200 Shares, respectively. The Company is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, the Company treats the Shares that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

         Item 4 is amended as follows.

         On November 4, 2002, the Company and Tremont entered into an Agreement and Plan of Merger, as amended, for the Company to acquire Tremont in a stock-for-stock exchange (the "Merger Agreement"). The description of the Merger Agreement contained in this Statement is qualified in its entirety by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by the Company on November 15, 2002 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"), which Appendix A is incorporated herein by reference. Pursuant to the Merger Agreement, a wholly owned subsidiary of the Company will merge (the "Merger") with and into Tremont with Tremont being the surviving entity. In the Merger, each stockholder of Tremont, other than the Company and TGI, will receive 3.4 Shares for each outstanding share of Tremont common stock held by such stockholder. The Merger Agreement provides that Tremont's stockholders will receive cash in lieu of the Company issuing any fractional Shares in the Merger. The Merger is subject to customary closing conditions and will require the approval of the holders of a majority of the outstanding shares of Tremont common stock. TGI has indicated that it intends to vote its shares of Tremont common stock in favor of adoption of the Merger Agreement. Therefore, assuming that TGI so votes its shares of Tremont common stock, the Merger Agreement will be adopted and the Merger will be completed.

         On November 4, 2002, the Company and TGI entered into an Agreement and Plan of Merger for the Company to acquire all of TGI in a stock-for-stock exchange (the "TGI Merger Agreement"). The description of the TGI Merger Agreement contained in this Statement is qualified in its entirety by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, which agreement is incorporated herein by reference. Pursuant to the TGI Merger Agreement, a wholly owned subsidiary of the Company will merge (the "TGI Merger") with and into TGI with TGI being the surviving entity. In the TGI Merger, the Company will issue 3,495,200 Shares in exchange for NL's approximately 20% ownership interest in TGI. The number of Shares to be issued to NL in the TGI Merger is equal to NL's approximately 20% pro rata interest in the 5,141,421 shares of Tremont common stock currently owned by TGI, adjusted for the same 3.4 exchange ratio in the Merger. The effectiveness of the TGI Merger, which has been approved by TGI's stockholders, is a condition to Tremont's obligations to close the Merger.

         Since NL is a majority owned subsidiary of the Company, pursuant to Delaware law Valhi will treat any Shares issued to NL in the Merger or the TGI Merger as treasury stock for voting purposes.

         On November 5, 2002, the Company and Tremont issued a joint press release disclosing the execution of the Merger Agreement. A copy of the press release is incorporated herein by reference to the Form 425 filed by the Company with the Commission on November 5, 2002.

         On November 15, 2002, the Company filed the Registration Statement to register the Shares to be issued in the Merger. The prospectus included in the Registration Statement also serves as a proxy statement pursuant to which Tremont's board of directors plans to solicit proxies from Tremont's stockholders to adopt the Merger Agreement. The information contained in the Registration Statement under the captions "The Merger - General Description," "-- Background of the Merger," "- Valhi's Reasons for the Merger," "- Ownership Interests in Valhi Common Stock After the Merger," "- Management and Operations After the Merger," "- Litigation Relating to the Merger" and "Related Transactions to Be Completed Immediately Prior to and as Soon as Possible Following the Completion of the Merger," is incorporated herein by reference. The information contained in the prospectus/proxy statement that is a part of the Registration Statement is not complete and may be changed. The Company cannot sell the securities to be issued in the Merger until the Commission declares the Registration Statement effective. The prospectus/proxy statement that is a part of the Registration Statement is not an offer to sell such securities and it is not soliciting an offer to buy such securities in any state where offers or sales are not permitted. The prospectus/proxy statement that is a part of the Registration Statement is not soliciting material from Tremont's board of directors in connection with the solicitation of proxies for the adoption of the Merger Agreement.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Amendment No. 65 to this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely Eugene K. Anderson, Robert D. Graham, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Harold C. Simmons, Glenn R. Simmons, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows.

         Contran and National are parties to a $25.0 million revolving credit and letter of credit facility dated as of September 3, 1998, as amended and supplemented through August 28, 2002, with U.S. Bank National Association (the "U.S. Bank Facility"). Borrowings under the U.S. Bank Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.75% over the London interbank offered rate of interest ("LIBOR"), are due August 28, 2003 or such extended maturity date as may be mutually agreed to, and are collateralized by, among other things, certain Shares. On November 20, 2002, no amounts had been borrowed, approximately $6.6 million of letters of credit were outstanding and National had pledged 6,000,000 Shares under the U.S. Bank Facility. The foregoing summary of the U.S. Bank Facility is qualified in its entirety by reference to Exhibits 1 through 5 to Amendment No. 63 to this Statement, Exhibits 11 and 12 to Amendment No. 64 to this Statement, and Exhibit 16 to this Amendment No. 65 to this Statement, all of which are incorporated herein by this reference.

         Dixie Rice is a party to a $1.5 million credit facility dated as of August 18, 1986 with Southern Methodist University (the "SMU Facility"). Borrowings under the SMU Facility bear interest at the greater or 7.5% per annum or 76% of the Shearson Lehman Brothers, Inc. Bond Market Report -- Corporate Bond Index -- Long Term (Average) Yield, are due in forty equal quarterly installments beginning September 30, 1996 and ending on June 30, 2006 and are secured by certain Shares. As of November 20, 2002, $562,500 principal amount was outstanding under the SMU Facility and 150,000 Shares had been pledged under the SMU Facility. The Shares pledged under the SMU Facility are held directly by Contran but loaned to Dixie Rice pursuant to a Collateral Agreement, dated December 29, 1988 between Dixie Rice and Contran (the "Collateral Agreement"). The foregoing summary of the SMU Facility and the Collateral Agreement is qualified in its entirety by reference to Exhibits 11 and 12 to Amendment No. 59 to this Statement, respectively, which are incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated as follows.

Exhibit 1 Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of August 8, 2000, between Contran Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 64 to this Schedule
                  13D).

Exhibit 2 Stock Purchase Agreement dated as of June 27, 2002 between Contran Corporation and Annette C. Simmons (incorporated by reference to Exhibit 5 to Amendment No. 64 to this Schedule
                  13D).

Exhibit 3 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 4 Press Release of Valhi Inc. dated July 26, 2002 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 5 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc., Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 6 Agreement and Plan of Merger dated November 4, 2002 among Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation, as amended (incorporated by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi, Inc. with the Securities and Exchange Commission on November 15, 2002).

Exhibit 7 Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, Inc., Tremont Group, Inc. and Valhi Acquisition Corp. II (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30, 2002).

Exhibit 8 Joint Press release of Valhi, Inc. and Tremont Corporation dated November 5, 2002 (incorporated by referenced to the Form 425 filed by Valhi, Inc. with the Securities and Exchange Commission on November 5, 2002).

Exhibit 9 Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 63 to this Schedule 13D).

Exhibit 10 Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 11 Payment Guaranty dated September 3, 1998 executed by National City Lines, Inc. (incorporated by reference to Exhibit 3 to Amendment No. 63 to this Schedule 13D).

Exhibit 12 Securities Pledge Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to
                  Exhibit 4 to Amendment No. 63 to this Schedule 13D).

Exhibit 13 Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Schedule 13D).

Exhibit 14 Extension and Amendment Agreement dated as of August 31, 2000 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to
                  Exhibit 11 to Amendment No. 64 to this Schedule 13D).

Exhibit 15 Extension and Amendment Agreement dated as of August 31, 2001 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to
                  Exhibit 12 to Amendment No. 64 to this Schedule 13D).

Exhibit 16* Extension and Amendment Agreement dated as of August 28, 2002 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 17 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Schedule 13D).

Exhibit 18 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Schedule 13D).

----------

*        Filed herewith.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 25, 2002




                                                       /s/ Harold C. Simmons
                                                       -------------------------
                                                       Harold C. Simmons
                                                       Signing in his
                                                       individual capacity only.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 25, 2002





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.

                                   Schedule B


         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), National City Lines, Inc.
("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest") and Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

            Name                      Present Principal Occupation
------------------------------      --------------------------------

Eugene K. Anderson                  Vice  president of Contran,  Dixie  Holding,
                                    Dixie Rice,  National,  NOA, Southwest,  VGI
                                    and  Valhi,   Inc.  (the   "Company");   and
                                    treasurer of the Harold Simmons Foundation, Inc. (the "Foundation").

Robert D. Graham                    Vice president of Contran and the Company.

J. Mark Hollingsworth               Vice   president  and  general   counsel  of
                                    Contran,    Dixie   Holding,   Dixie   Rice,
                                    National,   NOA,  Southwest,   VGI  and  the
                                    Company;  general counsel of the Foundation;
                                    general counsel of CompX International Inc.,
                                    a  manufacturer  of  precision  ball bearing
                                    slides,   security  products  and  ergonomic
                                    computer  support systems that is affiliated
                                    with the Company ("CompX");  general counsel
                                    of The Combined Master  Retirement  Trust, a
                                    trust  the  Company  formed  to  permit  the
                                    collective   investment   by   trusts   that
                                    maintain  the  assets  of  certain  employee
                                    benefit   plans  the   Company  and  related
                                    companies  adopt  (the  "CMRT");  and acting
                                    general  counsel  of  Keystone  Consolidated
                                    Industries,     Inc.     ("Keystone"),     a
                                    manufacturer of steel rod, wire and wire products that is affiliated with Contran.

William J. Lindquist                Director   and  senior  vice   president  of
                                    Contran,  Dixie Holding,  National,  NOA and
                                    VGI; senior vice president of Dixie Rice, Southwest and the Company.

A. Andrew R. Louis                  Secretary of Contran,  CompX, Dixie Holding,
                                    Dixie Rice, National, NOA, Southwest, VGI, and the Company.

Kelly D. Luttmer                    Tax  director  of  Contran,   CompX,   Dixie
                                    Holding,   Dixie   Rice,   National,    NOA,
                                    Southwest, VGI and the Company.

Andrew McCollam, Jr. (1)            President   and   director   of   Southwest;
                                    director  of  Dixie  Rice;   and  a  private
                                    investor.

Harold M. Mire (2)                  Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                    Vice  president  and  treasurer  of Contran,
                                    Dixie Holding,  Dixie Rice,  National,  NOA,
                                    VGI and the Company; and vice president of Southwest.

Glenn R. Simmons                    Vice chairman of the board of Contran, Dixie
                                    Holding, National, NOA, VGI and the Company;
                                    chairman of the board of CompX and Keystone;
                                    director  and  executive  vice  president of
                                    Southwest  and Dixie  Rice;  director  of NL
                                    Industries,  Inc.,  a producer  of  titanium
                                    dioxide  pigments  and a  subsidiary  of the
                                    Company   ("NL");    director   of   Tremont
                                    Corporation,  a holding company  ("Tremont")
                                    that  primarily  holds an interest in NL and
                                    an interest in Titanium Metals  Corporation,
                                    a  producer  of  titanium   metal   products
                                    ("TIMET"); and a director of TIMET.

Harold C. Simmons                   Chairman  of the board  and chief  executive
                                    officer of  Contran,  Dixie  Holding,  Dixie
                                    Rice,   the   Foundation,   National,   NOA,
                                    Southwest and VGI; chairman of the board of NL and the Company; director of Tremont; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith                    Vice president of Dixie Rice.

Gregory M. Swalwell                 Vice  president  and  controller of Contran,
                                    Dixie  Holding,  National,  NOA, VGI and the
                                    Company; vice president of Dixie Rice and Southwest.

Steven L. Watson                    Director  and  president  of Contran,  Dixie
                                    Holding, National, NOA, VGI and the Company;
                                    director and executive vice president of Dixie Rice and Southwest; director, vice president and secretary of the Foundation;
                                    and a director of CompX, NL, Keystone, Tremont and TIMET.

----------

(1) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

                                   SCHEDULE C

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:


          Name                                                     Shares Held                   Options Held (1)
----------------------------                                    ----------------                ----------------
Eugene K. Anderson (2)                                                1,446                         31,400

Robert D. Graham                                                        -0-                            -0-

J. Mark Hollingsworth                                                   -0-                         69,400

William J. Lindquist                                                    -0-                        115,700

A. Andrew R. Louis                                                      -0-                         43,600

Kelly D. Luttmer                                                        -0-                         40,600

Andrew McCollam, Jr.                                                    550                            -0-

Harold M. Mire                                                        1,137                            -0-

Bobby D. O'Brien                                                        -0-                         59,400

Glenn R. Simmons(3)                                                   3,183                        148,000

Harold C. Simmons(4)                                                  3,383                            -0-

Richard A. Smith                                                        333                            -0-

Gregory M. Swalwell(5)                                                1,166                         69,400

Steven L. Watson(6)                                                   2,035                        153,300

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) The Reporting Persons understand that the Shares indicated as held by Eugene K. Anderson include 1,446 Shares held in his individual retirement account.

(3)      The Reporting Persons  understand the Shares indicated as held by Glenn
         R. Simmons include 2,383 Shares held in his individual retirement account. The Reporting Persons further understand that the Shares indicated as held by Mr. Simmons also include 800 Shares held in his wife's retirement account, with respect to which Mr. Simmons disclaims beneficial ownership.

(4) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons. Mr. Simmons disclaims beneficial ownership of all Shares except for the 3,383 Shares that he holds directly and to the extent of his interest as a beneficiary of the CDCT No. 2 and his vested beneficial interest, if any, in Shares directly held by the CMRT.

(5) The Reporting Persons understand that the Shares indicated as held by Gregory M. Swalwell include 1,166 Shares held in his individual retirement account.

(6) The Reporting Persons understand that the Shares indicated as held by Steven L. Watson include 2,035 Shares held in his individual retirement account.

                                  EXHIBIT INDEX


Exhibit 1 Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of August 8, 2000, between Contran Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 64 to this Statement).

Exhibit 2 Stock Purchase Agreement dated as of June 27, 2002 between Contran Corporation and Annette C. Simmons (incorporated by reference to Exhibit 5 to Amendment No. 64 to this Statement).

Exhibit 3 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 4 Press Release of Valhi Inc. dated July 26, 2002 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 5 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc., Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 6 Agreement and Plan of Merger dated November 4, 2002 among Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation, as amended (incorporated by reference to Appendix A to the Registration Statement on Form S-4 (Reg. No. 333-101244) filed by Valhi, Inc. with the Securities and Exchange Commission on November 15, 2002).

Exhibit 7 Agreement and Plan of Merger dated as of November 4, 2002 among Valhi, Inc., Tremont Group, Inc. and Valhi Acquisition Corp. II (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Valhi, Inc. for the quarter ended September 30, 2002).

Exhibit 8 Joint Press release of Valhi, Inc. and Tremont Corporation dated November 5, 2002 (incorporated by referenced to the Form 425 filed by Valhi, Inc. with the Securities and Exchange Commission on November 5, 2002).

Exhibit 9 Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 1 to Amendment No. 63 to this Schedule 13D).

Exhibit 10 Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation (incorporated by reference to Exhibit 2 to Amendment No. 63 to this Schedule 13D).

Exhibit 11 Payment Guaranty dated September 3, 1998 executed by National City Lines, Inc. (incorporated by reference to Exhibit 3 to Amendment No. 63 to this Schedule 13D).

Exhibit 12 Securities Pledge Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to
                  Exhibit 4 to Amendment No. 63 to this Schedule 13D).

Exhibit 13 Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 5 to Amendment No. 63 to this Statement).

Exhibit 14 Extension and Amendment Agreement dated as of August 31, 2000 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 15 Extension and Amendment Agreement dated as of August 31, 2001 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 16* Extension and Amendment Agreement dated as of August 28, 2002 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 17 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 18 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

----------

*        Filed herewith.